UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Trading Update and Management Change, dated 19 March 2018

19 March 2018

Micro Focus International plc
Trading Update and Management Change

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, is today issuing a trading update for the twelve months ending 31 October 2018.

Since the interim results on 8 January 2018, the rate of year-on-year revenue decline has been greater than anticipated and accordingly the Group is issuing revised constant currency revenue guidance for the twelve months ending 31 October 2018 of minus 6% to minus 9% compared to the proforma 12 months ending 31 October 2017. This updates revenue guidance of minus 2% to minus 4% provided at the interim results on 8 January 2018. The impact of this on adjusted EBITDA margin percentage for the period is expected to be mitigated by the progress made in the cost reduction programme which is currently tracking ahead of schedule. The Board expects for the Group's net debt position at 31 October 2018 to be broadly in line with market expectations.

Chris Hsu has submitted his resignation in order to spend more time with his family and pursue another opportunity.  He will step down immediately as the CEO of the company.  Stephen Murdoch, currently Micro Focus COO, becomes CEO and rejoins the Board with immediate effect.

The recent revenue performance is primarily due to lower than expected licence income and is a result of a number of factors, which management believe to be largely one-off transitional effects of the combination with HPE software, rather than underlying issues with the end market or the product portfolios. These factors include:

1.   Issues relating to our new IT system implementation, which have impacted the efficiency of our sales teams, our ability to transact with partners and our cash collection;
2.   Higher attrition of sales personnel due to both integration and system related issues;
3.   Disruption of ex Hewlett Packard Enterprise global customer accounts as a result of the demerger of Hewlett Packard Enterprise; and
4.   Continued sales execution issues particularly in North America.

Management has identified additional actions to address each of these points, including further investment in additional field sales reps, a renewed focus on top global accounts, and continuing to strengthen the sales management team in North America.

The impact of the system issues is now under better control as we are seeing improvements in stability, throughput and accuracy. The November 2018 timing of the second phase (of moving heritage Micro Focus systems to the new IT system) is under review.

As a consequence of the factors set out above, for the six-month period ending 30 April 2018  the Group expects revenues to decline on a constant currency basis at minus 9% to minus 12% compared with the proforma comparable prior period and DSOs to remain at a temporarily elevated level.

As a result of better progress on the cost reduction program than anticipated, management believe that, at the midpoint of the revenue guidance range, the cost reductions will enable the company to achieve Adjusted EBITDA margin percentage of approximately 37% in the 12 months to 31 October 2018

Despite the integration challenges, the Board believes that the fundamental thesis of the HPE software acquisition remains intact. Micro Focus' strategy, dividend policy, leverage target, and Return of Value approach remain unchanged.

Kevin Loosemore, Executive Chairman of Micro Focus International commented: "We remain confident in Micro Focus' strategy whilst recognising that operational issues have led to a disappointing short term performance and outlook.  We believe that Micro Focus is well positioned to help our customers with the increasing pace of change across their Hybrid IT environments and to deliver customer centred innovation."

"I would like to thank Chris Hsu for his leadership, tireless energy and enthusiasm over the past 15 months and wish him well in his new venture.  Chris was instrumental in achieving the carve out of the HPE Software business in order that it be merged with Micro Focus. He has led a repositioning of the HPE Software portfolio to the needs of today's market and put in place a plan to increase our effective product investment as we integrate the companies.  I look forward to working with Stephen to address the current performance issues and fulfil Micro Focus' potential."

An analyst conference call will be at 8.30am this morning.  Details are as follows:

UK Toll-Free Number	0808 109 0700
Standard International Access	+44 (0) 20 3003 2666

Password:	Micro Focus

Enquiries:
Micro Focus                                                      Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, CEO
Tim Brill, IR Director

Powerscourt                                                      Tel: +44 (0)20 7831 3113
Victoria Palmer-Moore
Elly Williamson

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Micro  Focus  (which  included  HPE  Software  from  completion)  and  SUSE.  Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access  Security,  IT  Development  and  Operations  Management  Tools,  and  Collaboration  and Networking. Within HPE Software our solution portfolios are IT Operation Management, Application Delivery Management, Enterprise Security Product, Platform, and Information Management Business. With  effect  from  1  November  2017  the  Micro  Focus  solution  portfolios  are  Security,  IT  Operations Management,  Application  Delivery  Management,  Information  Management  &  Governance  and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer  in  Open  Source  software,  provides  reliable,  interoperable  Linux,  Software  Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

1        NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
19 March 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer